SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D
(Rule 13d-101)

Information To Be Included In Statements Filed
Pursuant To Rule 13d-1(a) And Amendments Thereto
Filed Pursuant To Rule 13d-2(a)
(Amendment No. ___)

SMED INTERNATIONAL INC.
(Name of Issuer)

Common Shares
(Title of Class of Securities)

83169D
(CUSIP Number)

James R. Wiersma
Haworth, Inc.
One Haworth Center
Holland, Michigan 49423-9576
(616) 393-3000
(Name, Address, and Telephone Number of Person Authorized
to Receive Notices and Communications)

Copies to:
Jeffrey A. Ott
Warner Norcross & Judd LLP
111 Lyon Street, N.W., Ste. 900
Grand Rapids, Michigan 49503-2487
(616) 752-2000

January 25, 2000
(Date of Event Which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [  ].

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 83169D	13D

(1)	NAME OF REPORTING PERSON	Haworth International, Ltd.

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [x]
(b) [ ]

(3)	SEC USE ONLY:

(4)	SOURCE OF FUNDS	WC

(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION	Michigan

NUMBER OF SHARES	(7)	SOLE VOTING POWER:	0
BENEFICIALLY OWNED	(8)	SHARED VOTING POWER:	0
BY REPORTING PERSON	(9)	SOLE DISPOSITIVE POWER:	0
WITH	(10)	SHARED DISPOSITIVE POWER:	1,595,786*

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
1,595,786*

(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES	[ ]

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)	17.8%

(14)	TYPE OF REPORTING PERSON:	CO

*Haworth International, Ltd. disclaims beneficial ownership of these shares. See Item 4.

CUSIP No. 83169D	13D

(1)	NAME OF REPORTING PERSON	Haworth, Inc.

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [x]
(b) [ ]

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS	WC

(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION	Michigan

NUMBER OF SHARES	(7)	SOLE VOTING POWER:	0
BENEFICIALLY OWNED	(8)	SHARED VOTING POWER:	0
BY REPORTING PERSON	(9)	SOLE DISPOSITIVE POWER:	0
WITH	(10)	SHARED DISPOSITIVE POWER:	1,595,786*

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
1,595,786*

(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES	[ ]

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)	17.8%

(14)	TYPE OF REPORTING PERSON	CO

*Haworth, Inc. disclaims beneficial ownership of these shares. See Item 4.

CUSIP No. 83169D	13D

(1)	NAME OF REPORTING PERSON	Haworth Acquisition Corp.

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [x]
(b) [ ]

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS	WC

(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION	Alberta, Canada

NUMBER OF SHARES	(7)	SOLE VOTING POWER:	0
BENEFICIALLY OWNED	(8)	SHARED VOTING POWER:	0
BY REPORTING PERSON	(9)	SOLE DISPOSITIVE POWER:	0
WITH	(10)	SHARED DISPOSITIVE POWER:	1,595,786*

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
1,595,786*

(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES	[ ]

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)	17.8%

(14)	TYPE OF REPORTING PERSON	CO

*Haworth Acquisition Corp. disclaims beneficial ownership of these shares. See Item 4.

Item 1.	Security and Issuer.

       The name of the issuer is SMED International Inc. (the "Company"). The address of the Company's principal executive offices is 10 SMED Lane, S.E., Calgary, Alberta, T2C 4T5, Canada. The title of the class of equity securities to which this Schedule 13D relates is the Common Shares of the Company together with the associated Rights under the Company's Rights Plan.

Item 2.	Identity and Background.

       (a), (b), (c) and (f):  The information set forth in the sections entitled "Haworth Acquisition Corp.", and "Haworth, Inc." in the Offer and Circular of Haworth, Inc. and Haworth Acquisition Corp. dated January 31, 2000 (the "Offer and Circular") is incorporated herein by reference.

      Haworth International, Ltd. is incorporated under the laws of Michigan. Its principal business is the manufacture, sale and marketing of office systems, furniture and seating. The address of its principal business and office is One Haworth Center, Holland, Michigan 49423-9576.

      Haworth, Inc. is a wholly owned subsidiary of Haworth International, Ltd. and is incorporated under the laws of Michigan. Its principal business is the manufacture, sale and marketing of office systems, furniture and seating. The address of its principal business and office is One Haworth Center, Holland, Michigan 49423-9576.

      Haworth Acquisition Corp. is a wholly owned subsidiary of Haworth, Inc. and is incorporated under the laws of Alberta, Canada. It was formed for the purpose of acquiring the stock of the Company. The address of its principal business and office is One Haworth Center, Holland, Michigan 49423-9576.

      (d) and (e):  None of Haworth International, Ltd., Haworth, Inc. or Haworth Acquisition Corp., nor, to the best of their knowledge, any of their directors or officers, has, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

       Haworth International, Ltd., Haworth, Inc. and Haworth Acquisition Corp. will fund the purchase of the Common Shares of the Company using available cash balances out of working capital. The information set forth in the sections entitled "Payment for Deposited Securities" and "Source of Funds" in the Offer and Circular is here incorporated by reference.

Item 4.	Purpose of the Transaction.

       This Schedule 13D relates to a tender offer by Haworth Acquisition Corp., a wholly owned subsidiary of Haworth, Inc., and an indirect, wholly owned subsidiary of Haworth International, Ltd., to purchase all outstanding Common Shares (the "Shares") of the Company, together with Rights under the Company's Rights Plan, at a purchase price of Cdn. $24.00 per Share, net to the seller in cash, without interest, all upon the terms and subject to the conditions set forth in the Offer and Circular and in the related letter of transmittal (the "Letter of Transmittal"), which, together with any amendments or supplements thereto, collectively constitute the "Offer."

      (a) through (g): The information set forth in the "Summary" section of the Offer and Circular and the sections of the Offer and Circular entitled "The Offer", "Conditions of the Offer", "Background To and Reasons For the Offer", "Purpose of the Offer and the Offeror's Plans for SMED", "Arrangements with Directors and Officers of SMED", "Information Concerning Securities of SMED", "Acquisition of Securities Not Deposited", "Commitments to Acquire Securities of SMED" and "Material Changes and Other Information" are incorporated herein by reference.

        (h), (i) and (j): The information set forth in the "Summary" section of the Offer and Circular and the sections entitled "Purpose of the Offer and the Offerer's Plans for SMED", "Information Concerning Securities of SMED", "Acquisition of Securities Not Deposited", "Commitments to Acquire Securities of SMED" and "Material Changes and Other Information" are incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

       (a)       The aggregate number of Shares of the Company as to which the reporting persons may be considered to have beneficial ownership is 1,595,786. According to a certified list of Shares outstanding as of January 18, 2000, this number represents approximately 17.8% of the number of the Company's outstanding Common Shares (excluding shares held in the treasury of the Company or by any subsidiary of the Company and shares subject to outstanding options).

      (b)       The reporting persons have shared power to dispose or to direct the disposition of the Shares. The information set forth in Item 2 of this Schedule is here incorporated by reference.

      (c)       None of Haworth International, Ltd., Haworth, Inc. or Haworth Acquisition Corp., nor, to the best of their knowledge, any of their directors or officers, has, during the last 60 days, been a party to any transactions in the Company's Common Shares, except the Lock-Up Agreements described in the "Summary" section and the "Arrangements with Directors and Officers of SMED" section of the Offer and Circular. The information in the section of the Offer and Circular entitled "Trading in Securities of SMED" is here incorporated by reference.

      (d) and (e):  Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to the Subject Company's Securities.

       The information set forth in the "Summary" section of the Offer and Circular and the sections of the Offer and Circular entitled "Acquisition of Securities Not Deposited", "Background To and Reasons For the Offer", "Purpose of the Offer and the Offeror's Plans for SMED", "Arrangements with Directors and Officers of SMED", "Financial Advisor and Soliciting Dealer Group", "Holdings of Securities of SMED," and "Commitments to Acquire Securities of SMED" are incorporated herein by reference.

Item 7.	Material to Be Filed as Exhibits.

99.1	Offer and Circular dated January 31, 2000.*

99.2	Letter of Transmittal.*

99.3	Form of Pre-Acquisition Agreement dated as of January 25, 2000 between the Company and Haworth, Inc.

99.4	Form of Lock-Up Agreement among each of the Tendering Shareholders and Haworth Acquisition Corp.

99.5	Confidentiality Agreement dated December 30, 1999 between the Company and Haworth, Inc.

*	Filed as an exhibit to the Schedule 14D-1F of Haworth International, Ltd., Haworth, Inc. and Haworth Acquisition Corp. filed with the Commission on February 2, 2000. Here incorporated by reference.

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 31, 2000	HAWORTH INTERNATIONAL, LTD. By: s/ Gerald B. Johanneson Name: Gerald B. Johanneson Title: President

Dated: January 31, 2000	HAWORTH, INC. By: s/ Gerald B. Johanneson Name: Gerald B. Johanneson Title: President

Dated: January 31, 2000	HAWORTH ACQUISITION CORP. By: s/ Gerald B. Johanneson Name: Gerald B. Johanneson Title: President

EXHIBIT INDEX

Exhibit Number	Document

99.1	Offer and Circular dated January 31, 2000.*

99.2	Letter of Transmittal.*

99.3	Form of Pre-Acquisition Agreement dated as of January 25, 2000 between the Company and Haworth, Inc.

99.4	Form of Lock-Up Agreement among each of the Tendering Shareholders and Haworth Acquisition Corp.

99.5	Confidentiality Agreement dated December 30, 1999 between the Company and Haworth, Inc.

*	Filed as an exhibit to the Schedule 14D-1F of Haworth International, Ltd., Haworth, Inc. and Haworth Acquisition Corp. filed with the Commission on February 2, 2000. Here incorporated by reference.